                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934



                              VERILINK CORPORATION
                              --------------------
                                (Name of Issuer)


                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)


                                   923432 10 8
                                   -----------
                                 (CUSIP Number)


    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                         (Continued on following pages)


                                Page 1 of 5 Pages

CUSIP NO.   923432 10 8             13G                PAGE   2   OF   5   PAGES
         ---------------------                              -----    -----

  (1)     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Steven C. Taylor
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

            USA
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                      150,000
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                       2,017,214
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                     150,000
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                                 2,017,214
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,167,214
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            15.8%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*

            IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13G                                                  Page 3 of 5 Pages
STEVEN C. TAYLOR

ITEM 1.

    (a)   Name of Issuer:  Verilink Corporation

    (b)   Address of Issuer's Principal Executive Offices:

          145 Baytech Drive
          San Jose, California 95134

ITEM 2.

    (a)   Name of Person Filing:

          Steven C. Taylor

    (b)   Address of Principal Business Office or, if none, Residence:

          145 Baytech Drive
          San Jose, California 95134

    (c)   Citizenship:  U.S.A.

    (d)   Title of Class Securities:  Common Stock

    (e)   CUSIP Number:  000923432108

ITEM 3.

    Not applicable.

ITEM 4.   OWNERSHIP

    (a)   Amount Beneficially Owned:

          2,167,214 shares , as of December 31, 1997. Includes 150,000 shares held directly by Steven C. Taylor, 1,215,664 shares held by Steven S. Taylor and Suzanne E. Taylor, Trustees of the Steven and Suzanne Taylor Living Trust Agreement dated 6/2/88 (the "Living Trust Shares"), 800,000 shares held by Oliver Corporation, a Nevada Corporation of which Mr. Taylor is director and President and Steven
          C. Taylor and Suzanne E. Taylor, Trustees of the Steven and Suzanne Taylor Living Trust Agreement dated 6/2/88 is the sole shareholder (the "Oliver Shares"), 1,550 shares owned by Baytech Associates, a California general partnership in which Mr. Taylor has a 50% general partner interest (the "Baytech Shares"). Steven C. Taylor and Suzanne
          E. Taylor have voting and dispositive power over the Living Trust Shares.

SCHEDULE 13G                                                   Page 4 of 5 Pages
STEVEN C. TAYLOR


    (b)   Percent of Class: 15.8%, as of December 31, 1997.

    (c)   Number of shares as to which such person has:

            (i)   sole power to vote or to direct the vote:

                  150,000

            (ii)  shared power to vote or to direct the vote:

                  2,017,214 shares (comprised of the Living Trust, the Oliver Shares and the Baytech Shares).

            (iii) sole power to dispose or to direct the disposition of:

                  150,000

            (iv)  shared power to dispose or to direct the disposition of:

                  2,017,214 shares (comprised of the Living Trust, the Oliver Shares and the Baytech Shares).

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

    Not applicable.

ITEM 6.

    Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

    Not Applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

    Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF THE GROUP

    Not applicable.

ITEM 10.  CERTIFICATION

    Not applicable.

SCHEDULE 13G                                                  Page 5 of 5 Pages
STEVEN C. TAYLOR



                                    SIGNATURE

        After reasonable inquire and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Date: February 11, 1998


                                          /s/ STEVEN C. TAYLOR
                                          ---------------------------------
                                              Steven C. Taylor